Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 2, 2022

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated May 27, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update certain disclosures in the Prospectus.

The following disclosure supersedes and replaces the paragraph following the section titled “Plan of Distribution—Underwriting Compensation—Other Compensation.”

We or the Advisor may also pay directly, or reimburse the Dealer Manager if the Dealer Manager pays on our behalf, any organization and offering expenses (other than upfront selling commissions, upfront dealer manager fees and stockholder servicing fees), subject to the limitations described herein. The Advisor or its affiliate may pay to financial institutions and other intermediaries, without reimbursement by us, additional compensation of up to 1.0% of the transaction price or net asset value of shares sold by such party.

The following table supersedes and replaces the table following the second paragraph in the section titled “Plan of Distribution—Underwriting Compensation—Limitations on Underwriting Compensation.”

Maximum Estimated Underwriting Fees and Expenses

At Maximum Primary Offering of $4,000,000,000

Upfront selling commissions	$135,265,700	3.38%
Stockholder servicing fees(1)	$214,734,300	5.37%
Other costs and reimbursements(2)	$22,416,102	0.56%
Legal fees allocable to the Dealer Manager	$150,000	<0.01%

Total(2)	$372,566,102	9.31%

(1)

We will pay the Dealer Manager a stockholder servicing fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares. The numbers presented reflect that stockholder servicing fees are paid over a number of years, and as a result, will cumulatively increase above 0.85% over time. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fee to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

(2)

Other costs and reimbursements consist primarily of (a) actual costs incurred for fees to attend retail seminars sponsored by participating broker-dealers, (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings, (c) commissions and non-transaction based compensation paid to registered persons associated with the Dealer Manager in connection with the wholesaling of our offering, (d) expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, (e) an estimate of the annual cost reimbursement fee paid to AEIS by the Dealer Manager paid on Class T shares sold by Ameriprise described above, (f) reimbursements of technology expenses of participating broker-dealers and sales support fees described above, and (g) additional compensation of up to 1.0% of the transaction price or net asset value described above, and (h) additional amounts for gifts and business entertainment expenses. The Dealer Manager currently pays the fees and expenses set forth in (c), (d), (e), (f) and (g) above without reimbursement from us, and we will reimburse the Dealer Manager or its affiliates for the other expenses set forth above, in each case, to the extent permissible under applicable FINRA rules. In no event shall any gifts for registered representatives be given that exceed an aggregate value of $100 per annum per individual or are preconditioned on achievement of a sales target.

VGN-NREIT-0922P